

October 7, 2024

Fredrik Westin
Chief Financial Officer
Autoliv, Inc.
Klarabergsviadukten 70, Section B7
Box 70381
Stockholm, Sweden SE-107 24

> **Re: Autoliv, Inc.**
> **Form 10-K for the Fiscal year Ended December 31, 2023**
> **Form 8-K Furnished July 19, 2024**
> **File No. 001-12933**

Dear Fredrik Westin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. For example, you identify several factors impacting the change in gross profit on page 36 but provide no quantification. When you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services pursuant to Item 303(b)(2)(iii) of Regulation S-K. We specifically note that you reference new product launches and price increases on page 35. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the

intermediate causes. For example, you disclose on page 36 that changes in selling, general and administrative expenses and research, development and engineering expenses were mainly due to higher costs for personnel and projects and lower engineering income. Ensure you explain in sufficient detail the reasons driving these changes and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

Non-U.S. GAAP Performance Measures, page 37

2.   Please tell us and disclose the nature of the items included in your "capacity alignment" non-GAAP adjustment. We note that the adjustments for fiscal year 2022 and 2023, particularly 2022, do not agree to the restructuring provisions and reversals disclosed on page 75.

Liquidity, Capital Resources, and Financial Position, page 39

3.   Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Significant Accounting Policies and Critical Accounting Estimates, page 46

4.   Please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements
1. Basis of Presentation
Segment Reporting, page 60

5.   Although we note your disclosures that you manage the business on a global basis and that you believe your company represents a single consolidated operating segment, we note that the executive management team on your website includes regional presidents for America, Asia, China, and Europe. We further note that you discuss regional results and trends within your results of operations and during the most recent quarterly earnings call. Please tell us in sufficient detail how you determined that you have only one reportable and operating segment. In doing so, provide us with the following information:

   • Tell us the title and role of each individual that reports to your Chief Operating Decision Maker ("CODM");

   • Identify and describe the role of each segment manager;

   • Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

   • Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared;

   • Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

   • Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and

   • Describe the basis for determining the compensation for each of the individuals that report to the CODM.

2. Summary of Significant Accounting Policies
Research, Development and Engineering, Net (R,D&E), page 62

6.   We note your disclosure that "most" engineering expenses are expensed as incurred and that certain engineering expenses related to long-term supply arrangements are capitalized when defined criteria, such as the existence of a contractual guarantee for reimbursement, are met. We further note that tooling costs are capitalized when

certain criteria are met. Please confirm for us the ASC guidance you apply in accounting for such arrangements. In doing so, provide your assessment of whether such activities represent a promised good or service under ASC 606 and whether such costs fall within the scope of ASC 340-10 or ASC 340-40.

Form 8-K Furnished July 19, 2024

Exhibit 99.1 Press Release of Autoliv, Inc. dated July 19, 2024
Key Figures, page 1

7.   Please ensure you reconcile <u>each</u> adjusted operating margin, adjusted earnings per share, and cash conversion figure presented to the most directly comparable GAAP measure. In doing so, ensure you separately present each individual adjustment. See Item 10(e)(1)(i)(B) of Regulation S-K.

8.   We note that amounts identified as "Earnings per share" appear to represent diluted earning per share figures. Please revise the "Earnings per share" and "Adjusted earnings per share" titles to clearly indicate that they represent diluted EPS figures. In addition, we note your disclosure on page 21 of the "average number of shares outstanding - diluted" used to calculate the per-share impact of non-GAAP adjustments and that the shares represent the "annualized average number of outstanding shares." Please specifically tell us and disclose how you determined these share amounts and why you do not use the weighted average diluted shares calculated on a GAAP basis for each specific period.

Reconciliation of U.S. GAAP to Non-U.S. GAAP Measures
Trade Working Capital, page 17

9.   We note your presentation of "trade working capital" that is calculated as accounts receivable plus inventories less accounts payable and that it excludes certain current liabilities. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. To the extent permissible, ensure you reconcile the measure to GAAP-basis working capital, which is defined in the FASB master glossary as the excess of current assets over current liabilities.

Free Cash Flow, Net Cash Before Financing and Cash Conversion, page 19

10.   We note that your free cash flow measure is calculated using "net" capital expenditures. Please tell us and disclose the specific items netted against capital expenditures and revise the title to "adjusted free cash flow" or a similar description. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Items Affecting Comparability, page 20

11.   We note that you utilize "annualized" income amounts in your return on capital employed and return on total equity calculations, as well as "average" balances in the denominators. As there can be multiple ways to annualize and average amounts,

please tell us and specifically disclose how you perform your calculations. In doing so, clarify the purpose and intent of annualizing amounts for quarterly period measures.

12.   We note that adjusted return on capital employed represents "annualized operating income and income from equity method investments, relative to average capital employed as adjusted to exclude certain non-recurring items." Please tell us and disclose the nature of the non-recurring adjustments and ensure that you provide a reconciliation to the most directly comparable GAAP measure for each measure presented. See Item 10(e)(1)(i)(B) of Regulation S-K and the third bullet of Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing